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                               December 9, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Registration
Statement on Form F-1
                                                            Response Dated
December 2, 2020
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Exhibit 23.1, page 1

   1. Please note that, prior to effectiveness, you will need to file an updated auditor consent.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Anthony Poon
ALE Group Holding Ltd
December 9, 2020
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,
FirstName LastNameAnthony Poon
                                                         Division of
Corporation Finance
Comapany NameALE Group Holding Ltd
                                                         Office of Trade &
Services
December 9, 2020 Page 2
cc:       Joan Wu
FirstName LastName